FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	July	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated July 7, 2005 (“Entel PCS and RIM bring BlackBerry to Chile")	Page No 3

Document 1

July 7, 2005

FOR IMMEDIATE RELEASE

Entel PCS and RIM bring BlackBerry to Chile

Santiago, Chile and Waterloo, Canada – July 7, 2005 — Entel PCS and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce BlackBerry® to mobile professionals in Chile. BlackBerry, developed and manufactured by RIM, is a wireless communications solution that provides always-on, push-based, mobile access to e-mail and other communications and information for both individuals and corporate customers. Entel PCS will initially introduce the BlackBerry 7230 Wireless Handheld™ which will operate on the Entel PCS GSM/GPRS network.

“We are pleased to work with RIM to offer BlackBerry, providing our customers with mobile access to communications and information while on the go,” said Carlos Rodríguez, Products & Services Manager of Entel PCS. “Entel PCS is the first carrier in Chile to offer BlackBerry, a demonstration of Entel PCS’s ongoing commitment to providing popular and innovative solutions to its customers.”

The Java-based BlackBerry 7230™ features support for phone, email, text messaging, web browser, organizer and corporate data applications in a single wireless handheld. Integrated attachment viewing includes support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, and ASCII, JPG, GIF, BMP, PNG and TIFF images. The handheld also features a high resolution color display supporting more than 65,000 colors, excellent battery life for optimal performance, a small form factor with a light and comfortable feel, and an easy-to-use thumb-typing QWERTY keyboard. The BlackBerry 7230 also features tri-band support, allowing international roaming.*

“BlackBerry is a popular and proven wireless communications solution, adopted by more than three millions subscribers around the world. It provides an optimized mobile experience for email, phone and data applications,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are very pleased to work with Entel PCS to bring BlackBerry to Chile.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM® Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

The Blackberry 7230 will be initially available from Entel PCS for $515.37, and the service will be available for a $17.17 monthly fee. For more information, visit www.entelpcs.cl

About Entel PCS

Entel PCS is Entel’s group mobile company and has more than 3,400,000 clients. Since its foundation in 1998, the company has been characterized for stimulating the competition among the different operators of the mobile industry, improving the quality of the service, its leadership in innovation and its wide geographical coverage, incorporating isolated zones as the Antarctic, Easter Island and Chile Chico.

Entel, listed on the Chilean Stock Exchange (Bolsa de Comercio de Santiago), is the second-largest Telecommunications Company in Chile with Ch$1,145,754 million in assets and Ch$ 686,945 million in annual revenues reported in 2004. The Company provides mobile and long distance, local telephony, data and Internet services. Entel also has operations in United States, Central America, Peru and Venezuela.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

For more information please contact:
Alejandro Latoja: alatoja@extend.clIsabel
Lichnovsky: ilichnovsky@extend.cl
Phone: (56 2) 4377700
Extend Communications

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	July 7, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance